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                                                                  EXECUTION COPY







                          AGREEMENT AND PLAN OF MERGER


                                 BY AND BETWEEN


                            CACTUS ACQUISITION, INC.


                                       AND


                               WESTERN BEEF, INC.








                            Dated as of July 29, 1999




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                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----

ARTICLE I. The Merger........................................................1

       Section 1.1.  The Merger..............................................1
       Section 1.2.  Effective Time..........................................1
       Section 1.3.  Closing.................................................1
       Section 1.4.  Certificate of Incorporation; By-laws; Officers and Directors...........................................1
       Section 1.5.  Effect on Common Stock..................................2
       Section 1.6.  Dissenting Shares.......................................3
       Section 1.7.  Treatment of Options....................................3
       Section 1.8.  Exchange of Certificates................................3
       Section 1.9.  Proxy Statement and Schedule 13E-3......................5
       Section 1.10. Additional Agreements and Provisions....................6

ARTICLE II. Representations and Warranties of Western Beef...................7

       Section 2.1.  Organization of Western Beef and its Subsidiaries.......7
       Section 2.2.  Capitalization of Western Beef; Ownership...............7
       Section 2.3.  Subsidiaries of Western Beef............................7
       Section 2.4.  Authorization...........................................7
       Section 2.5.  Fairness Opinion and Approval by the Special Committee..8
       Section 2.6.  Brokers and Finders.....................................8
       Section 2.7.  SEC Documents; Undisclosed Liabilities..................8
       Section 2.8.  Absence of Certain Changes or Events....................9

ARTICLE III. Representations and Warranties of Cactus........................9

       Section 3.1.  Organization and Authority of Cactus....................9
       Section 3.2.  Capitalization of Cactus................................9
       Section 3.3.  Authorization...........................................9
       Section 3.4.  Brokers and Intermediaries..............................9
       Section 3.5.  Proxy Statement.........................................9
       Section 3.6.  Financing..............................................10

ARTICLE IV. Certain Covenants and Agreements................................10

       Section 4.1.  Announcement...........................................10
       Section 4.2.  Notification of Certain Matters........................10
       Section 4.3.  Directors' And Officers' Indemnification...............10
       Section 4.4.  Proxy Statement and Schedule 13E-3.....................11



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ARTICLE V. Conditions Precedent.............................................11

       Section 5.1.  Conditions to Each Party's Obligation to
                     Effect the Merger......................................11
       Section 5.2.  Conditions to the Obligation of Western Beef
                     to Effect the Merger...................................11
       Section 5.3.  Conditions to the Obligation of Acquisition to
                     Effect the Merger......................................12

ARTICLE VI. Termination, Amendment and Waiver...............................12

       Section 6.1.  Termination............................................12
       Section 6.2.  Effect of Termination..................................13
       Section 6.3.  Amendment..............................................13
       Section 6.4.  Waiver.................................................13

ARTICLE VII. Miscellaneous..................................................13
       Section 7.1.  Non-Survival of Representations and Warranties.........13
       Section 7.2.  Expenses...............................................13
       Section 7.3.  Applicable Law.........................................14
       Section 7.4.  Notices................................................14
       Section 7.5.  Entire Agreement.......................................15
       Section 7.6.  Assignment.............................................15
       Section 7.7.  Headings; References...................................15
       Section 7.8.  Counterparts...........................................15
       Section 7.9.  No Third Party Beneficiaries...........................15
       Section 7.10. Severability; Enforcement.. ...........................15



                                      (ii)


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         AGREEMENT AND PLAN OF MERGER, dated as of July 29, 1999 (the
"Agreement"), by and between Cactus Acquisition, Inc., a Delaware corporation ("Cactus"), and Western Beef, Inc., a Delaware corporation ("Western Beef").

         WHEREAS, the Board of Directors of Western Beef, upon the recommendation of the special committee established to consider the fairness of the transaction contemplated by this Agreement (the "Special Committee"), has unanimously approved, and deems advisable and in the best interests of its stockholders, the merger of Cactus with and into Western Beef in accordance with
Section 251 of the Delaware General Corporation Law (the "DGCL") and upon the terms, and subject to the conditions, of this Agreement (the "Merger");

         WHEREAS, the Board of Directors of Cactus has unanimously approved, and deems advisable and in the best interests of its stockholders, the Merger in accordance with Section 251 of the DGCL and upon the terms, and subject to the conditions, of this Agreement;

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I.

                                   The Merger

         Section 1.1. The Merger. At the Effective Time (as hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Cactus shall be merged with and into Western Beef, the separate existence of Cactus shall cease, and Western Beef shall continue as the surviving corporation (the "Surviving Corporation"). The Merger shall have the effects as provided by the DGCL and other applicable law.

         Section 1.2. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article V, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed in the Department of State of the State of Delaware, or at such other time as is permissible in accordance with the DGCL and as Cactus and Western Beef shall agree and as specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

         Section 1.3. Closing. The closing of the Merger (the "Closing") will take place at the offices of Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019 at 9:00 a.m. (New York time) on the date which is no later than the third business day following satisfaction of the conditions provided in
Article V, or at such other time and place as Cactus and Western Beef shall agree (the "Closing Date").

         Section 1.4. Certificate of Incorporation; By-laws; Officers and Directors. Pursuant to the Merger: (a) the Certificate of Incorporation and By-laws of Western Beef as in effect



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immediately prior to the Effective Time shall be the Certificate of
Incorporation and By-laws of the Surviving Corporation following the Merger, until thereafter changed or amended as provided therein and in accordance with applicable law; (b) the directors of Cactus shall be the directors of the Surviving Corporation following the Merger and until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified; and (c) the officers of Western Beef immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

         Section 1.5. Effect on Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Cactus, Western Beef or the holders of any shares of common stock, par value $.05 per share ("Western Beef Common Stock"), of Western Beef:

         (a) Common Stock of Cactus. Each share of common stock, no par value per share ("Cactus Common Stock"), of Cactus, which is issued and outstanding immediately prior to the Effective Time, shall be converted into and become one share of common stock, par value $.05 per share, of the Surviving Corporation.

         (b)  Common Stock of Western Beef. Subject to Sections 1.5(c),
1.5(d) and 1.6, each share of Western Beef Common Stock which is issued and outstanding immediately prior to the Effective Time shall be converted into and become a right to receive $8.75 in cash (the "Merger Consideration") and, when so converted, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Western Beef Common Stock shall, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration allocable to the shares formerly represented by such certificate upon surrender of such certificate in accordance with Section 1.8.

         (c)  Cancellation of Treasury Stock. Each share of Western Beef
Common Stock that is owned immediately prior to the Effective Time by Western Beef or any Subsidiary of Western Beef (as hereinafter defined) that constitutes treasury stock in the hands of the holder thereof, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto. The term "Subsidiary" means any corporation, joint venture, partnership, limited liability company or other entity of which Western Beef, directly or indirectly, owns or controls capital stock (or other equity interests) representing more than fifty percent of the general voting power of such entity under ordinary circumstances.

         (d) Western Beef Common Stock Held by Cactus. Each share of Western Beef Common Stock that is owned immediately prior to the Effective Time by Cactus shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and Cactus shall cease to have any rights with respect to any certificates representing any such shares.


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         Section 1.6.  Dissenting Shares.

         (a) Notwithstanding anything in this Agreement to the contrary, shares of Western Beef Common Stock outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but the holder thereof shall instead be entitled to such rights as are afforded under the DGCL with respect to such holder's Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses such holder's right to appraisal.

         (b) If any holder of shares of Western Beef Common Stock who demands appraisal of such holder's shares pursuant to the DGCL fails to perfect or withdraws or otherwise loses such holder's right to appraisal, at the later of the Effective Time or upon the occurrence of such event, the Dissenting Shares of such holder shall be converted into and represent the right to receive the Merger Consideration, without interest thereon, in accordance with Section 1.5(b).

         (c) Western Beef shall give Cactus (i) prompt notice of any written demand for appraisal or payment of the fair value of any shares of Western Beef Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Western Beef and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Western Beef shall not voluntarily make any payment with respect to any demand for appraisal and shall not, except with the prior written consent of Cactus, settle or offer to settle any such demands.

         Section 1.7.  Treatment of Options.

         (a) Pursuant to the Merger, at the Effective Time, each outstanding option to purchase shares of Western Beef Common Stock (a "Western Beef Stock Option"), whether or not vested, will be terminated and, in exchange for such Western Beef Stock Option, the holder will be entitled to receive, for each share of Western Beef Common Stock subject to such Western Beef Stock Option, a cash payment equal to the excess, if any, of the Merger Consideration over the applicable exercise price.

         (b) Prior to the Effective Time, Western Beef shall use its best efforts to (i) obtain any consents from holders of the Western Beef Stock Options and (ii) make any amendments to the terms of the Western Beef Stock Option Plan and any options granted thereunder that, in case of either (i) or
(ii), are necessary or appropriate to give effect to the transactions contemplated by this Section 1.7.

         Section 1.8.  Exchange of Certificates.

         (a) Exchange Agent. Prior to the Effective Time, Western Beef shall appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration. As of the Effective Time, Western Beef shall have deposited with the Exchange Agent, for the benefit of the holders of shares of Western Beef Common Stock, for exchange in accordance with this Section 1.8, the aggregate amount of cash payable pursuant to Section


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1.5(b) hereof in exchange for outstanding shares of Western Beef Common
Stock (the "Exchange Fund").

         (b) Exchange Procedures. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Western Beef Common Stock, whose shares were converted into the right to receive cash pursuant to Section 1.5(b), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such shares of Western Beef Common Stock shall pass, only upon delivery of the certificates representing such shares of Western Beef Common Stock to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonably specify), and instructions for use in effecting the surrender of the certificates representing such shares of Western Beef Common Stock, in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a certificate or certificates formerly representing shares of Western Beef Common Stock and acceptance thereof by the Exchange Agent, the holder thereof shall be entitled to the amount of cash into which the number of shares of Western Beef Common Stock formerly represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of Western Beef or its transfer agent of certificates representing shares of Western Beef Common Stock and if such certificates are presented to Western Beef for transfer, they shall be canceled against delivery of the Merger Consideration allocable to the shares of Western Beef Common Stock represented by such certificate or certificates. If any Merger Consideration is to be remitted to a name other than that in which the certificate for the Western Beef Common Stock surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to Western Beef, or its transfer agent, any transfer or other taxes required by reason of the payment of the Merger Consideration to a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Western Beef or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.8, each certificate for shares of Western Beef Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to the shares represented by such certificate as contemplated by Section 1.5(b). No interest will be paid or will accrue on any amount payable as Merger Consideration.

         (c) No Further Ownership Rights in Western Beef Stock. The Merger Consideration paid upon the surrender for exchange of certificates formerly representing shares of Western Beef Common Stock in accordance with the terms of this Section 1.8 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Western Beef Common Stock formerly represented by such certificates.

         (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received by the Exchange Agent in respect of all such funds) which

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remains undistributed to the holders of the certificates formerly representing shares of Western Beef Common Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of shares of Western Beef Common Stock prior to the Merger who have not theretofore complied with this Section 1.8 shall thereafter look only to the Surviving Corporation, and only as general creditors thereof, for payment of their claim for Merger Consideration to which such holders may be entitled.

         (e) No Liability. No party to this Agreement shall be liable to any Person (as hereinafter defined) in respect of any amount from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. The term "Person" means any individual, corporation, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

         (f) Lost Certificates. In the event any certificate or certificates formerly representing shares of Western Beef Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed, and if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Section 1.8.

         (g) Withholding Rights. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Western Beef Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law applicable to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Western Beef Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

         Section 1.9.  Proxy Statement and Schedule 13E-3.

         (a) Western Beef shall prepare, in consultation with Cactus, the Proxy Statement on Schedule 14A (the "Proxy Statement") to be distributed to holders of the Western Beef Common Stock for the purpose of soliciting proxies for use at the annual or special meeting of stockholders of Western Beef at which the adoption of this Agreement and the approval of the transactions contemplated thereby shall be sought. In the Proxy Statement, subject to the fiduciary duties of its Board of Directors, Western Beef shall recommend to its stockholders the approval of the Merger, this Agreement and the transactions contemplated hereby. Western Beef shall file the Proxy Statement with the Securities and Exchange Commission (the "SEC") as soon as is reasonably practicable after the date hereof and shall use all reasonable efforts to respond to comments from the SEC and to cause the Proxy Statement to be mailed to Western Beef's stockholders at the earliest practicable time.

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         (b)  None of the information to be supplied by Western Beef for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, as of its date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. Western Beef will not mail, amend or supplement the Proxy Statement unless the Proxy Statement or any amendment or supplement thereof is satisfactory in content to Cactus in the exercise of its reasonable judgment.

         (c) As soon as practicable after the date of this Agreement, Cactus, its stockholders and Western Beef shall file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3 Transaction Statement"), with respect to the Merger. Each of the parties hereto agrees to use its reasonable best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the Schedule 13E-3 Transaction Statement. Each party hereto agrees promptly to supplement, update and correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 Transaction Statement if and to the extent that such information is or shall have become incomplete, false or misleading.

         Section 1.10. Additional Agreements and Provisions. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts (a) to cause its respective conditions set forth in Article V of this Agreement to be fulfilled and (b) to take, or cause to be taken, all additional action and to do, or cause to be done, all additional things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Western Beef or Cactus, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action. The parties hereto agree to use their respective best efforts to challenge any action brought seeking a temporary restraining order or preliminary or permanent injunctive relief which would prohibit, or materially interfere with, the consummation of the transactions contemplated by this Agreement.

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                                   ARTICLE II.

                 Representations and Warranties of Western Beef

         Western Beef hereby represents and warrants to Cactus as follows:

         Section 2.1. Organization of Western Beef and its Subsidiaries. Western Beef and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it. Western Beef and each of its Subsidiaries is qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect. The term "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Western Beef and its Subsidiaries, taken as a whole.

         Section 2.2. Capitalization of Western Beef; Ownership. The authorized capital stock of Western Beef consists of 15,000,000 shares of Western Beef Common Stock, of which 5,475,153 shares are issued and outstanding as of the date hereof. All of the issued and outstanding shares of capital stock of Western Beef are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except for outstanding Western Beef Stock Options to purchase an aggregate of no more than 109,763 shares of Western Beef Common Stock, there are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional shares of capital stock of Western Beef or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is Western Beef committed to issue any such option, warrant, right or security. Following the Merger, Western Beef will have no obligation to issue, transfer or sell any shares of its capital stock or other securities of Western Beef pursuant to any employee benefit plan or otherwise.

         Section 2.3. Subsidiaries of Western Beef. All outstanding shares of capital stock or other equity interests of each Subsidiary are owned by Western Beef, free and clear of any and all liens, claims, security interests or options, except for restrictions on transfer under federal and state securities laws. All shares of capital stock of each Subsidiary which is a corporation have been validly issued and are fully paid and non-assessable. There are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional equity interests of any Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional equity interests of any Subsidiary, nor is any Subsidiary committed to issue any such option, warrant, right or security. Other than the Subsidiaries referred to in this Section 2.3, Western Beef does not own, directly or indirectly, any equity interest in any other corporation, joint venture, partnership, limited liability company or other entity.

         Section 2.4. Authorization. Western Beef has all requisite corporate power and authority to enter into this Agreement and, subject to any necessary approval of the Merger by the stockholders of Western Beef, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Western Beef (other than the approval of this Agreement and the transactions contemplated hereby by the stockholders of Western Beef). The Board of Directors of Western Beef has adopted resolutions approving this Agreement and the Merger, and has determined that the terms of the Merger are fair to, and in the best interests of, Western Beef's stockholders other than Cactus and/or its stockholders (the "Public Stockholders"). Western Beef has taken all action necessary to exempt the Merger and the other transactions contemplated hereby with Cactus and its affiliates from the operation of Section 203 of the DGCL. This Agreement has been duly executed and delivered by Western Beef and, assuming the due authorization, execution and delivery hereof by Cactus, constitutes the valid and binding obligation of Western Beef, enforceable against Western Beef in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

         Section 2.5. Fairness Opinion and Approval by the Special Committee. On or prior to the date hereof, the Special Committee recommended that the Board of Directors of Western Beef approve and authorize this Agreement and declare its advisability. The Special Committee has received an opinion of Houlihan Lokey Howard & Zukin to the effect that the consideration to be received by the Public Stockholders in the Merger is fair to such stockholders from a financial point of view.

         Section 2.6.  Brokers and Finders. Other than Houlihan Lockey Howard
& Zukin, neither Western Beef nor any Subsidiary has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation thereof. Any such fees due to Houlihan Lockey Howard & Zukin shall be paid by Western Beef.

         Section 2.7. SEC Documents; Undisclosed Liabilities. Western Beef has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the "SEC") since January 1, 1998 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Western Beef included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present the

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financial position of Western Beef as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         Section 2.8. Absence of Certain Changes or Events. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement, since the date of the most recent audited financial statements included in the filed SEC Documents, Western Beef has conducted its business only in the ordinary course, and there has not been any material adverse change in the business or financial condition of Western Beef and its Subsidiaries taken as a whole.

                                  ARTICLE III.

                    Representations and Warranties of Cactus

         Section 3.1. Organization and Authority of Cactus. Cactus is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Cactus was incorporated solely for the purpose of merging with and into Western Beef and since its incorporation, it has conducted no business of any kind whatsoever.

         Section 3.2. Capitalization of Cactus. The authorized capital stock of Cactus consists of 10,000 shares of Cactus Common Stock, of which 100 shares are issued and outstanding as of the date hereof. All of the issued and outstanding shares of capital stock of Cactus are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

         Section 3.3. Authorization. Cactus has all corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Cactus. This Agreement has been duly executed and delivered by Cactus and, assuming the due authorization, execution and delivery hereof by Western Beef, constitutes the valid and binding obligation of Cactus, enforceable against Cactus in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles.

         Section 3.4. Brokers and Intermediaries. Cactus has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's, or similar fee or commission in connection therewith or upon the consummation thereof.

         Section 3.5. Proxy Statement. None of the information to be supplied by Cactus or its stockholders for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

         Section 3.6.  Financing. Cactus has received a letter (the
"Commitment Letter") from North Fork Bank committing to provide to Cactus, upon the terms and subject to the conditions therein, up to $8.5 million in financing in connection with the Merger. Cactus has furnished a copy of the Commitment Letter to the Special Committee and its advisers.

         Section 3.7. Sale of Western Beef. Neither Cactus nor any of its affiliates has any agreement, understanding or any present intention to sell Western Beef or any material part of Western Beef.

                                   ARTICLE IV.

                        Certain Covenants and Agreements

         Section 4.1. Announcement. Neither Western Beef nor Cactus shall issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other (which consent shall not be unreasonably withheld), except as may be required by applicable law or stock exchange regulation. Notwithstanding anything in this Section 4.1 to the contrary, Cactus and Western Beef will, to the extent practicable, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated hereby whether or not required by law.

         Section 4.2. Notification of Certain Matters. Western Beef shall give prompt notice to Cactus, and Cactus shall give prompt notice to Western Beef, of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure of Western Beef, or Cactus, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.2 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         Section 4.3.  Directors' And Officers' Indemnification.

         (a) The Certificate of Incorporation and the By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and limitation of liability of directors and officers set forth in Western Beef's Certificate of Incorporation and By-laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors or officers of Western Beef, unless such modification is required by law.

         (b) The Surviving Corporation shall maintain in effect for six years from the Effective Time policies of directors' and officers' liability insurance containing terms and conditions which are not less advantageous to the insured than any such policies of Western Beef currently in effect on the date of this Agreement (the "Western Beef Insurance Policies"), with respect to matters occurring prior to the Effective Time, to the extent available, and having the maximum available coverage under any such Western Beef Insurance Policies; provided, that in no event shall the Surviving Corporation be required to pay annual premiums for insurance under this Section 4.3(b) in excess of 125% of the annual premiums currently paid by Western Beef and provided further, however, that if the annual premiums for such insurance coverage exceed 125% of the annual premiums currently paid by Western Beef, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage that can be obtained for premiums that are 125% of the annual premiums currently paid by Western Beef.

         Section 4.4. Stockholders Meeting. Western Beef agrees to seek and solicit the requisite vote of stockholders at the Stockholders Meeting for the adoption and approval of this Agreement and the transactions contemplated hereby. Cactus agrees to vote all shares of Western Beef Common Stock owned by it, and to cause its stockholders to vote any and all shares of Western Beef Common Stock that they may be entitled to vote, at the Stockholders Meeting in favor of the adoption and approval of this Agreement and the transactions contemplated hereby.

                                   ARTICLE V.

                              Conditions Precedent

         Section 5.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable law):

         (a) No Injunction or Proceeding. No preliminary or permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which prohibits the consummation of the Merger or materially challenges the transactions contemplated hereby.

         (b) Consents. Other than filing the Certificate of Merger, all consents, approvals and authorizations of and filings with Governmental Entities required for the consummation of the transactions contemplated hereby, shall have been obtained or effected or filed.

         (c) Approval of Holders of Western Beef Common Stock. This Agreement and the Merger shall have been adopted by the affirmative vote or written consent of a majority of the shares of Western Beef Common Stock outstanding.

         Section 5.2. Conditions to the Obligation of Western Beef to Effect the Merger. The obligation of Western Beef to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

         (a) Representations and Warranties. The representations and warranties of Cactus contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time and Western Beef shall have received a certificate of the President of Cactus to that effect.

         (b) Agreements. Cactus shall have performed and complied in all material respects with all its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

         Section 5.3. Conditions to the Obligation of Cactus to Effect the Merger. The obligation of Cactus to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

         (a) Representations and Warranties. The representations and warranties of Western Beef contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time and Cactus shall have received a certificate of the President and Chief Executive Officer of Western Beef to that effect.

         (b) Agreements. Western Beef shall have performed and complied in all material respects with all of its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

         (c) No Material Adverse Change. Except as set forth in the Western Beef SEC Reports filed on or prior to the date of this Agreement, since December 31, 1998 there shall have been no material adverse change in the business, assets, liabilities, results of operations or financial condition of Western Beef and its Subsidiaries, taken as a whole.

         (d) Availability of Funds. Cactus shall have funds available to it at the Closing sufficient to pay the aggregate Merger Consideration, pursuant to the Commitment Letter or any other commitment acceptable to Cactus.

         (e) Appraisal Rights. The holders of not more than 5% of the issued and outstanding shares of Western Beef Common Stock shall have exercised their rights to dissent from the Merger in accordance with Section 262 of the DGCL and pursuant to Section 1.6 of this Agreement.

                                   ARTICLE VI.

                        Termination, Amendment and Waiver

         Section 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

         (a)  by the mutual written consent of Cactus and Western Beef;

         (b) by either Cactus or Western Beef, in each case by written notice to the other, if:

                  (i) the Merger has not been consummated on or prior to December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; or

                  (ii) the Special Committee shall have withdrawn, or modified or changed in any manner adverse to Cactus its approval of this Agreement or the Merger after having concluded in good faith after consultation with independent legal counsel that there is a reasonable probability that the failure to take such action would result in a violation of its fiduciary obligations under applicable law.

         Section 6.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall become null and void, and there shall be no liability on the part of Cactus or Western Beef (except as set forth in Section 7.2 hereof, which shall survive any termination of this Agreement); provided that nothing herein shall relieve any party from any liability or obligation with respect to any breach of this Agreement.

         Section 6.3. Amendment. This Agreement may be amended in writing by the parties hereto.

         Section 6.4. Waiver. At any time prior to the Effective Time, whether before or after the approval of the holders of Western Beef Common Stock referred to in Section 5.1(c) hereof, either party may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto or (ii) waive compliance with any of the agreements of the other party or fulfillment of any conditions to its own obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

                                  ARTICLE VII.

                                  Miscellaneous

         Section 7.1. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and neither Cactus, Western Beef or any Subsidiary, nor any of their respective officers, directors, employees, advisors or stockholders shall have any liability whatsoever with respect to any such representation or warranty after such time. This Section 7.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

         Section 7.2. Expenses. Except as contemplated by this Agreement, all costs and expenses incurred in connection with the Agreement and the consummation of the transactions contemplated hereby shall be the obligation of the party incurring such expenses. All costs and expenses incurred by Cactus in connection with the Agreement and the consummation of the transactions contemplated hereby shall, after the Effective Time, be obligations of the Surviving Corporation.

         Section 7.3. Applicable Law. This Agreement shall be governed by the law, excluding conflicts of law rules, of the State of Delaware.

         Section 7.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier, two business days after being so sent; (c) if sent by telecopy transmission, with a copy mailed on the same day in the manner provided in clauses (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be sent or delivered as follows:

                       If to Western Beef, to:

                       Peter R. Admirand
                       Controller and Secretary
                       Western Beef, Inc.
                       47-05 Metropolitan Avenue
                       Ridgewood, NY 11385

                       (718) 628-2356 (facsimile)

              with a copy to:

                       Michael A. Schwartz, Esq.
                       Willkie Farr & Gallagher
                       787 Seventh Avenue
                       New York, NY 10019

                       (212) 728-8111 (facsimile)

              If to Cactus, to:

                       Peter Castellana, Jr.
                       President
                       Cactus Acquisition, Inc.
                       47-05 Metropolitan Avenue
                       Ridgewood, NY 11385

                       (718) 628-2356 (facsimile)

              with a copy to:

                       Howard W. Muchnick, Esq.
                       Muchnick, Golieb & Golieb

                       630 Fifth Avenue
                       New York, NY 10111

                       (212) 977-5133 (facsimile)

Such names and addresses may be changed by such notice.

         Section 7.5. Entire Agreement. This Agreement (including the documents and instruments referred to herein) contains the entire understanding of the parties hereto with respect to the subject matter contained herein, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

         Section 7.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

         Section 7.7. Headings; References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 7.8. Counterparts. This Agreement may be executed in one or more counterparts, each counterpart shall be deemed to be an original but all of which shall be considered one and the same agreement.

         Section 7.9. No Third Party Beneficiaries. Except as provided in Sections 1.8 and 4.3, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

         Section 7.10. Severability; Enforcement. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.



                                        WESTERN BEEF, INC.


                                        By:     /s/  Peter R. Admirand
                                             ---------------------------------
                                             Name:   Peter R. Admirand
                                             Title:  Controller and Secretary



                                        CACTUS ACQUISITION, INC.


                                        By:     /s/  Peter Castellana, Jr.
                                             ---------------------------------
                                             Name:   Peter Castellana, Jr.
                                             Title:  President